FORM 6-K



                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



For the month of  April                                            2003
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                               CryptoLogic Inc.
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                (Translation of registrant's name into English)


                         1867 Yonge Street, 7th Floor
                           Toronto, Ontario, Canada
                                    M4S 1Y5
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                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

              Form 20-F                       Form 40-F      X
                         ----------------                ------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                              No        X
                  ------------------              ------------------

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                                DOCUMENT INDEX



  Document                                                           Page No.

     1.       Press Release dated April 2, 2003 "CRYPTOLOGIC
              ANNOUNCES CONTRACT 4 WITH THE LARGEST INDEPENDENT
              ONLINE SPORTS CONTENT PROVIDER IN
              THE UNITED KINGDOM"

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                                                                   Document 1

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CRYPTOLOGIC (GRAPHIC OMITTED)

FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: NASDAQ: CRYP; TSX: CRY


          CRYPTOLOGIC ANNOUNCES CONTRACT WITH THE LARGEST INDEPENDENT
             ONLINE SPORTS CONTENT PROVIDER IN THE UNITED KINGDOM

  ukbetting plc chooses CryptoLogic's proven technology to offer online poker and casino to millions of international sport enthusiasts

April 2, 2003 (Toronto, ON) - CryptoLogic Inc., a leading software developer to the Internet gaming and e-commerce industries, announced today that the company is extending its global reach with a leading European customer:
ukbetting plc, a licensed and regulated online sports book and the largest independent Internet sports content provider in the United Kingdom.

Through an exclusive license agreement with CryptoLogic's wholly-owned subsidiary, WagerLogic Inc., ukbetting will expand its interactive wagering services by using WagerLogic's Internet poker and casino solutions, targeting ukbetting's monthly user base of 3.5 million European sports fans.

"ukbetting is a great opportunity that continues CryptoLogic's positive momentum in the key growth areas of its business," said Lewis Rose, CryptoLogic's President and CEO. "Poker continues to be the big growth market on the Internet, and we are aggressively seizing this opportunity. ukbetting marks the second brand name poker customer announced in recent weeks, and confirms the increasing market appeal of our exciting online poker technology.
By also leveraging our proven casino solution, ukbetting's sizeable international user community will add favourably to our global reach."

A U.K. publicly listed company, ukbetting plc operates two major U.K. sports content brands on the Internet, namely Sportinglife.com and Teamtalk.com, that reaches 3.5 million unique users each month. Its two sports betting sites, namely ukbetting.com and totalbet.com, have 145,000 registered betting customers. By adding casino and poker gaming to its online sports book offering, ukbetting is expanding its interactive betting services to its fast-growing international customer base. ukbetting is also attracting wagering customers through its comprehensive branded sports content web sites.

"CryptoLogic has a proven track record of delivering technology that is innovative and results-oriented," said Eric Semel, Chief Executive Officer, ukbetting plc. "They are the obvious choice to bring online casino and poker play to our large user base that will drive cross marketing opportunities and increase revenue from our sports content and betting business. I found their multi-player games enjoyable and realistic, and we are excited to offer their comprehensive, multi-currency gaming suite that gives players an easy, safe and fun online betting experience."

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About CryptoLogic (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is the leading software development company serving the Internet gaming market. The company's proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic, ranked #1 in the Profit 100 listing of Canada's fastest growing companies, continues to develop state-of-the-art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic Ltd., a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers worldwide.

CryptoLogic's common shares trade on the Toronto Stock Exchange under the symbol CRY and on the Nasdaq National Market under the symbol CRYP. There are currently 12.2 million common shares outstanding (12.2 million shares on a diluted basis, based on the treasury method).

About ukbetting plc (www.plc.ukbetting.co.uk)
Listed on the London Stock Exchange Alternative Investment Market, ukbetting plc (AIM: UKB.L) is a leading digital wagering operator and the largest independent sports content provider in the U.K. Ukbetting provides its sports content services through www.sportinglife.com, www.sportal.com, bettingzone.co.uk and www.TEAMtalk.com. As well, Sportinglife supplies content to well known Internet Service Providers including AOL, BT Openworld and
Yahoo. In partnership with BT Openworld, ukbetting also provides video-on-demand sports programming across six channels through the U.K.'s first broadband sports network, called Sportal OnDemand. The company's digital wagering services are provided through www.ukbetting.com and www.totalbet.com.
These sites offer in-depth information and the ability to place fixed-odd bets on a wide range of sporting events including horse racing, football, cricket, rugby, tennis and much more.

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
For more information, please contact:
At CryptoLogic, (416) 545-1455                       At Argyle Rowland,  (416) 968-7311 (media only)
Nancy Chan-Palmateer, Director of Communications     Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Jim Ryan, Chief Financial Officer                    Aline Nalbandian, ext. 226/ aline@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

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                                  SIGNATURES


         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 CryptoLogic Inc.
                                      ----------------------------------------
                                                  (Registrant)

Date:  April 2, 2003                  By: /s/ James A. Ryan
      -------------------------           ------------------------------------
                                                 (Signature)
                                            James A. Ryan
                                            Chief Financial Officer